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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

United Online, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.0001 Per Share
Having an Exercise Price Per Share of $16.00 or More
(Title of Class of Securities)

911268 10 0
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Mark R. Goldston
Chairman, Chief Executive Officer and President
United Online, Inc.
21301 Burbank Boulevard
Woodland Hills, California 91367
(818) 287-3000
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Jim DiBernardo, Esq.
Heather Brookfield, Esq.
Morgan Lewis & Bockius LLP
2 Palo Alto Square
3000 El Camino Real, Suite 700
Palo Alto, CA 94306

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$7,589,846	$812.00
*
The "transaction valuation" was calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,938,806 shares of common stock of United Online, Inc., having an aggregate value of $7,589,846 as of February 17, 2006, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model using assumptions consistent with our FAS 123 assumptions.

**
$107 per $1,000,000 of the aggregate offering pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2006, effective November 27, 2005.

  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

    third party tender offer subject to Rule 14d-1.

    ☒
    issuer tender offer subject to Rule 13e-4.

    going-private transaction subject to Rule 13e-3.

    amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer.

        WE HAVE NOT COMMENCED THE OFFER TO WHICH THIS SCHEDULE TO PERTAINS. THIS SCHEDULE TO THEREFORE REMAINS SUBJECT TO COMPLETION AND CHANGE. A COMPLETED SCHEDULE TO WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN WE COMMENCE THE OFFER. THE TERMS AND CONDITIONS OF THE OFFER ARE SUBJECT TO CHANGE PRIOR TO OR DURING THE OFFERING PERIOD. YOU SHOULD READ THE COMPLETED SCHEDULE TO WHEN IT IS AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE SCHEDULE TO AND OTHER FILED DOCUMENTS CAN BE OBTAINED WITHOUT CHARGE AT THE SEC'S WEBSITE: WWW.SEC.GOV.

        The filing of this Schedule TO shall not be construed as an admission by United Online, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated March 6, 2006 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)   The name of the issuer is United Online, Inc., a Delaware corporation (the "Company" or "United Online"); the address of its principal executive offices is 21301 Burbank Boulevard, Woodland Hills, California 91367; and its telephone number is (818) 287-3000. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning United Online") is incorporated herein by reference.

        (b)   This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options held by current employees (other than (i) the Company's executive officers and (ii) those employees who have resigned or have received or given a written termination notice) to purchase shares of the Company's common stock (par value $0.0001 per share) at an exercise price per share at or above $16.00 that are currently outstanding under either of the following stock option plans (the "Eligible Options"):

United Online, Inc. 2001 Stock Incentive Plan (the "2001 Plan"); and

United Online, Inc. 2001 Supplemental Stock Incentive Plan.

        Such plans will sometimes be hereinafter referred to collectively as the "Stock Plans."

        Each tendered Eligible Option which the Company accepts will be cancelled, and the shares subject to that option will be returned to the Stock Plan under which such option was granted. In exchange for each Eligible Option so cancelled, the holder will receive restricted stock units under the same Stock Plan under which the cancelled option was granted. Each restricted stock unit will represent the right to receive one share of the Company's common stock at the time the unit vests. The restricted stock units will be issued upon the terms and subject to the conditions described in the Offer to Exchange and the related Election/Change of Election Form attached hereto as Exhibit (a)(2) (the "Election Form," and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the "Offer"). As of February 17, 2006, Eligible Options to purchase 1,938,806 shares of the Company's common stock were outstanding under the Stock Plans.

        The following information set forth in the Offer to Exchange is incorporated herein by reference: the introductory pages, the "Summary Term Sheet," Section 1 ("Eligible Employees; Eligible Options; Restricted Stock Units; Expiration Date"), Section 3 ("Status of Eligible Options Not Exchanged"),

1

Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock Units") and Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock Units").

        (c)   The information set forth in Section 8 of the Offer to Exchange ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)   The Company is the filing person. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Exchange ("Information Concerning the Directors and Executive Officers of United Online, Inc.") is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)   The following information set forth in the Offer to Exchange is incorporated herein by reference: introductory pages, the "Summary Term Sheet," Section 1 ("Eligible Employees; Eligible Options; Restricted Stock Units; Expiration Date"), Section 3 ("Status of Eligible Options Not Exchanged"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights"), Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock Units"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock Units"), Section 12 ("Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"), and Section 15 ("Extension of Offer; Termination; Amendment").

        (b)   The information set forth in Section 11 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers") is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

        (a)   The information set forth in Section 11 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers") is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a)   The information set forth in Section 2 of the Offer to Exchange ("Purpose of the Offer") is incorporated herein by reference.

        (b)   The information set forth in Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock Units") and Section 12 ("Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer") of the Offer to Exchange is incorporated herein by reference.

        (c)   The information set forth in Section 2 of the Offer to Exchange ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)   The information set forth in Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock Units") and Section 16 ("Fees and Expenses") of the Offer to Exchange is incorporated herein by reference.

        (b)   Not applicable.

        (c)   Not applicable.

2

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)   The information set forth in Section 11 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers") is incorporated herein by reference.

        (b)   The information set forth in Section 11 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers") is incorporated herein by reference.

ITEM 9.    PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)   Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

        (a)   The information set forth in Section 10 of the Offer to Exchange ("Information Concerning United Online") and Section 17 ("Additional Information") is incorporated herein by reference. Item 8 ("Financial Statements and Supplementary Data") of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2004 is incorporated herein by reference. Item 1 ("Financial Statements") of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2005 is incorporated herein by reference.

        (b)   Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)   The information set forth in Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers") and Section 13 ("Legal Matters; Regulatory Approvals") of the Offer to Exchange is incorporated herein by reference.

        (b)   Not applicable.

ITEM 12.    EXHIBITS.

  (a)
  (1)  Offer to Exchange, dated March 6, 2006

  (2)
  Election/Change of Election Form

  (3)
  * Email Distributed to United Online, Inc. Employees Announcing Option Exchange Program

  (4)
  Material Income Tax Consequences for Employees Resident in India

  (5)
  United Online, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission (the "SEC") on March 16, 2005, is incorporated herein by reference

  (6)
  United Online, Inc. Quarterly Reports on Form 10-Q for the first three fiscal quarters of the fiscal year ending December 31, 2005 filed with the SEC on May 10, 2005, August 8, 2005 and November 9, 2005, respectively, are incorporated herein by reference

  (7)
  Form of Employee Communication: Notice of the Commencement of the Tender Offer [to come]

  (8)
  Form of Employee Communication: Reminder of Expiration Date [to come]

3

    (9)
    Form of Employee Communication: Acknowledgement of Receipt of Election/Change of Election Form [to come]

    (10)
    Form of Employee Communication: Notice of Expiration of Offer to Exchange and Cancellation of Tendered Options [to come]

  (b)
  Not applicable.

  (d)
  (1)
  United Online, Inc. 2001 Stock Incentive Plan as filed as an exhibit to the quarterly report of United Online, Inc. on Form 10-Q filed on November 14, 2001 and is incorporated herein by reference

  (2)
  United Online, Inc. 2001 Supplemental Stock Incentive Plan as filed as an exhibit to the quarterly report of United Online, Inc. on Form 10-Q filed on November 14, 2001 and is incorporated herein by reference

  (3)
  United Online, Inc. 2001 Employee Stock Purchase Plan as filed as an exhibit to the quarterly report of United Online Inc. on Form 10-Q filed on May 3, 2004

  (4)
  Form of Restricted Stock Unit Issuance Agreement for U.S. employees

  (5)
  Form of Restricted Stock Unit Issuance Agreement for Non-U.S. Employees

  (g)
  Not applicable.

  (h)
  Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

  (a)
  Not applicable.

*
Previously filed.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

United Online, Inc.
/s/ CHARLES S. HILLIARD Charles S. Hilliard Executive Vice President, Finance and Chief Financial Officer

Date: February 21, 2006

Index to Exhibits

Exhibit Number		Description
(a)(1)	—	Offer to Exchange, dated March 6, 2006
(a)(2)	—	Election/Change of Election Form
(a)(3)*	—	Email Distributed to United Online, Inc. Employees Announcing Option Exchange Program
(a)(4)	—	Material Income Tax Consequences for Employees Resident in India
(a)(5)	—
United Online, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission (the "SEC") on March 16, 2005, is incorporated herein by reference
(a)(6)	—
United Online, Inc. Quarterly Reports on Form 10-Q for the first three fiscal quarters of the fiscal year ending December 31, 2005 filed with the SEC on May 10, 2005, August 8, 2005 and November 9, 2005, respectively, are incorporated herein by reference
(a)(7)	—	Form of Employee Communication: Notice of the Commencement of the Tender Offer [to come]
(a)(8)	—	Form of Employee Communication: Reminder of Expiration Date [to come]
(a)(9)	—	Form of Employee Communication: Acknowledgement of Receipt of Election/Change of Election Form [to come]
(a)(10)	—	Form of Employee Communication: Notice of Expiration of Offer to Exchange and Cancellation of Tendered Options [to come]
(b)	—	Not Applicable.
(d)(1)	—	United Online, Inc. 2001 Stock Incentive Plan as filed as an exhibit 99.1 to the quarterly report of United Online, Inc. on Form 10-Q filed on November 14, 2001 and is incorporated herein by reference
(d)(2)	—
United Online, Inc. 2001 Supplemental Stock Incentive Plan was filed as an exhibit 99.1 to the quarterly report of United Online, Inc. on Form 10-Q filed on November 14, 2001 and is incorporated herein by reference
d(3)	—	United Online, Inc 2001 Employee Stock Purchase Plan as filed as an exhibit to the quarterly report of United Online Inc. on Form 10-Q filed on May 3, 2004
(d)(4)	—	Form of Restricted Stock Unit Issuance Agreement for U.S. employees
(d)(5)	—	Form of Restricted Stock Unit Issuance Agreement for Non-U.S. Employees
(g)	—	Not Applicable.
(h)	—	Not Applicable.

*
Previously filed.

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SIGNATURE
Index to Exhibits